[AmTrust Financial Services, Inc. Letterhead]

August 18, 2010

Via EDGAR and Facsimile (202) 772-9198
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:         AmTrust Financial Services, Inc.
Form 10-K for the Period Ended December 31, 2009
Filed March 16, 2010
Schedule 14A filed April 1, 2010
File No. 001-33143

Dear Mr. Riedler:

Thank you for your letter dated August 10, 2010 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding AmTrust Financial Services, Inc.’s proxy statement on Schedule 14A.

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Schedule 14A

1.
Please refer to your responses to comments 2, 3 and 4 in your response letter dated June 8, 2010.  Please note that when we ask you to revise your disclosure, we request that you amend your Form 10-K for the fiscal year ended December 31, 2009 to include the requested disclosure.  Accordingly, we will not be able to clear your filing of comments until you have filed an Amended Form 10-K with the requested disclosure.

Response:

We agree that the proposed revised disclosure set forth in our responses to comments 2, 3 and 4 in the Staff’s May 26, 2010 comment letter (as further revised in this response letter) will enhance that disclosure in future filings.  However, we respectfully request that the Staff reconsider its determination that our Form 10-K for the year ended December 31, 2009 should be amended to include this proposed revised disclosure.  For the reasons set forth below, we believe that the disclosure in our 2010 proxy statement on Schedule 14A was in material compliance with the relevant disclosure requirements:

Jeffrey P. Riedler
Division of Corporation Finance
August 18, 2010

1.
Identify the name of our compensation consultant, the name of each company in our peer group, and the manner in which we benchmark our compensation practices against the peer group:  We understand that Item 402(b)(2) of Regulation S-K provides examples of the information we may include in our Compensation Discussion & Analysis (“CD&A”) to explain all material elements of the compensation of our named executive officers.  This Item also recognizes that the material information to be disclosed by each issuer will depend on varying facts and circumstances.  Item 402(b)(2)(xiv) of Regulation S-K provides one example of this type of information, namely, whether we engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies).  As described in our response dated June 8, 2010, while the Compensation Committee of the Board of Directors was aware of the compensation consultant’s peer group analysis, the analysis was not an important factor in the Committee’s decision-making process, nor do the compensation levels of our executives by design correlate to any particular percentile or other component of the peer group analysis. Because we did not in this instance use benchmarks against our peer group in making our executive compensation decisions, we determined that the information provided by the compensation consultant was not, under our facts and circumstances, material enough to highlight in our CD&A.  In the future, we will not include references to a compensation consultant as set forth in our proposed disclosure unless the consultant’s analysis plays a role in our compensation decisions or we use the benchmarks it provides as part of our ultimate compensation analysis.  For these reasons, we request that you reconsider whether the changes we have proposed for our disclosure going forward are sufficiently material to require an amended Form 10-K filing.  We are certainly willing to include this type of information in our CD&A going forward, with changes if our work with compensation consultants or benchmarking studies becomes a more significant part of our compensation decisions.

2.
Disclosure of the material factors that the Compensation Committee considered in adjusting Mr. Caviet’s and Mr. Longo’s base salaries in 2009:  We properly disclosed the increases to Mr. Caviet’s and Mr. Longo’s base salaries in 2009 in our Summary Compensation Table.  We believe that Mr. Caviet’s and Mr. Longo’s base salaries, after giving effect to their increases, are consistent with our other named executive officers.  In addition, their increases were consistent with our growth and profitability.  In light of their respective positions with us, our financial results and the compensation paid to our other named executive officers, we did not consider these increases to be material.  Mr. Longo’s increase took effect in April 2009, and only amounted to a $62,500 increase from the total salary amount we paid him in 2008.  Given the context of the growth in our size and profitability from 2008 to 2009, we did not consider this increase to be material, especially when viewed as a percentage of Mr. Longo’s total compensation for the year.  As discussed in our June 8, 2010 response letter, approximately $56,000 of the increase in salary shown for Mr. Caviet resulted from the change in exchange rate from British pounds to U.S. dollars. The remaining increase was not material as a percentage of his total compensation for 2009 given the growth in our size and profitability from 2008 to 2009.  For these reasons, we do not feel the factors we considered in our decisions to increase Mr. Longo’s and Mr. Caviet’s base salaries are sufficiently material to require an amendment to our Form 10-K.  On a going forward basis, we would include more information as to the “how” and “why” behind material salary increases for all of our named executive officers.

Jeffrey P. Riedler
Division of Corporation Finance
August 18, 2010

3.
Disclosure to quantify the company’s profit in 2009, which was used to determine the amount of potential profit bonuses awarded to certain named executive officers in 2009:  As disclosed in our proxy statement, the employment agreements for Messrs. Zyskind, Saxon, Longo and Caviet include annual bonuses based on profit targets, which are capped at dollar amounts based on a percentage of their respective base salaries.  How we calculate the bonuses was described in both the CD&A and also in the description of each named executive officer’s employment agreement.  The amounts disclosed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table showed how much of a bonus each named executive officer received, and all but Mr. Caviet’s bonus was at the capped amount contained in the employment agreement (percentage of base salary), not at the percentage of profit amount.  Since three of the four officers received bonuses at the capped amount, we do not consider the inclusion of the profit amount used to determine potential bonuses to be material under the actual facts and circumstances.  We agree that having all of this information together in a succinct description is improved disclosure and, therefore, we propose to include the changes detailed in our June 8, 2010 response letter on a prospective basis.  However, we do not believe these changes are sufficiently material to require an amended Form 10-K filing.

Executive Compensation, page 43

Base Salary, page 43

2.
We note your response to Comment 2 and reissue the comment in part.  Please revise your proposed disclosure to identify the compensation consultant you retained in 2009 to opine on your named executive officer compensation.  In addition, please revise your proposed disclosure to indicate that you do not adjust base salaries to arrive at a targeted percentile (whether at or above market) based solely on the peer group data; rather, you consider the totality of the circumstances with respect to each individual before approving any pay adjustments.

Jeffrey P. Riedler
Division of Corporation Finance
August 18, 2010

Response:

We propose disclosure similar to the following for the section in the Compensation Discussion and Analysis titled “Executive Compensation – Base Salary” in our 2011 proxy statement. We have underlined additions to and struck through deletions from the proposed disclosure contained in our June 8, 2010 response letter.

Executive Compensation

Our executive compensation policy includes the following elements:

Base Salary.  The base salaries we provide to our named executive officers are designed to provide an annual salary at a level consistent with individual experience, skill and contribution to our business. When setting base salary, we consider the totality of the circumstances with respect to each individual and do not adjust base salaries to arrive at a targeted percentile (whether at or above market) based on peer group data.  However, in setting base salary for our named executive officers in 2010, we also considered an analysis prepared by Grahall Partners, LLC, an outside compensation consultant (the “consultant”), which compared our compensation paid to the compensation paid to similarly situated executives employed at a peer group of our competitors, based on a comparison of our results and the results of our competitors as measured by objective metrics, such as return on equity, earnings per share and revenue growth, as well as cost of living considerations. ~~In setting base salary for our named executive officers in 2010, we retained an outside consultant, who compared our executive compensation to a peer group consisting of:~~ The peer group consists of: [insert names of peer group companies used in 2010].

Because of our growth, the consultant also considered pay levels at an “aspiration” peer group of larger (based on revenue, market capitalization or number of employees) property and casualty companies, which included: [insert names of “aspiration” peer group companies used in 2010].

The consultant also used a survey group, using data collected from executive compensation survey sources for the property and casualty industry and, to a limited degree, general industry data.

The salaries of the named executive officers are reviewed on an annual basis and the ultimate decision on where to set the base salaries for our named executive officers is determined as described above under “Overview.”

3.
We note that your response to Comment 3 and reissue the comment in part.  We note your disclosure that you decided to adjust Mr. Longo’s and Mr. Caviet’s base salaries to reflect your growth and Mr. Longo’s and Mr. Caviet’s respective contributions to that growth, among other things.  Please revise your proposed disclosure to identify the respective contributions of each individual that the Compensation Committee considered in increasing their base salaries.

Jeffrey P. Riedler
Division of Corporation Finance
August 18, 2010

Response:

We propose additional disclosure similar to the following for the section in the Compensation Discussion and Analysis titled “Executive Compensation – Base Salary” in our 2011 proxy statement.  We have underlined additions to the proposed disclosure contained in our June 8, 2010 response letter:

Mr. Longo’s base salary increased from $300,000 in 2008 to $400,000 in 2009.  Mr. Caviet’s base salary, in British pounds, increased from £250,000 in 2008 to £350,000 in 2009.  Our Chief Executive Officer, in consultation with our Compensation Committee and the Board of Directors, decided to adjust Mr. Longo’s and Mr. Caviet’s base salaries to reflect our growth and Mr. Longo’s and Mr. Caviet’s respective contributions to that growth, as well as the resulting increase in the scope of their respective responsibilities.  Specifically, our Chief Executive Officer considered Mr. Caviet’s responsibility for our business in Europe, which grew 44% from 2008 to 2009 primarily from the underwriting of new coverage plans, and the increased number of employees Mr. Caviet is responsible for overseeing in our London and Dublin offices.  Mr. Longo was instrumental in the successful integration of our acquisition of Unitrin Business Insurance in June 2008, the in-house development of proprietary commercial property and casualty systems that we believe provides us with a competitive advantage, the implementation of new information systems ahead of schedule and the management of additional employees.  We value loyalty and continuity in all of our employees, but especially with key members of our management team who we feel are essential to our organization and who we have determined it is vital to retain.

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jeffrey P. Riedler
Division of Corporation Finance
August 18, 2010

We trust that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.
Ronald E. Pipoly, Jr.
Chief Financial Officer

cc:          Rose Zukin, Securities and Exchange Commission
Imran Makda, BDO Seidman, LLP
Thomas A. Aldrich, Thompson Hine LLP